Free Writing Prospectus Filed Pursuant to Rule 433

To Prospectus dated October 19, 2015

Preliminary Prospectus Supplement dated May 11, 2017

Registration Statement File No. 333-207522

Final Term Sheet dated May 11, 2017

Equity Units

(initially consisting of 6,750,000 Corporate Units)

Stanley Black & Decker, Inc.

Equity Units

The information in this pricing term sheet relates only to the offering of Equity Units (the “Equity Units Offering”) and should be read together with (i) the preliminary prospectus supplement dated May 11, 2017 relating to the Equity Units Offering, including the documents incorporated by reference therein, and (ii) the related base prospectus dated October 19, 2015, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-207522. Terms used but not defined in this final term sheet have the meanings given to them in the preliminary prospectus supplement. For purposes of this term sheet, “we,” “us,” “our,” or “Company” refers to Stanley Black & Decker, Inc., and not any of its subsidiaries. The Company has increased the size of the Offering to 6,750,000 Equity Units (or 7,500,000 Equity Units if the underwriters’ over-allotment option is exercised in full). The final prospectus supplement relating to the Equity Units Offering will reflect conforming changes relating to such increase in the size of the Equity Units Offering.

Company	Stanley Black & Decker, Inc.

Company Stock Ticker	The New York Stock Exchange “SWK”

Trade Date	May 12, 2017

Closing Price on May 11, 2017	$138.10

Settlement Date	May 17, 2017

Equity Units

Equity Units	Each Equity Unit will have a stated amount of $100 and will initially be a “Corporate Unit” consisting of a Purchase Contract issued by us and, initially, a 1/10, or 10%, undivided beneficial ownership in one share of 0% Series C Cumulative Perpetual Convertible Preferred Stock, without par value, with a liquidation preference of $1,000 per share, issued by us, which we refer to as “Convertible Preferred Stock.”

Number of Equity Units Offered	6,750,000 (or a total of 7,500,000 if the underwriters exercise their over-allotment option in full)

Initial Price to Public	$100 per Equity Unit, plus accrued and unpaid Contract Adjustment Payments, if any, from May 17, 2017.

Purchase Contract	Unless early settled as described in the preliminary prospectus supplement, each Purchase Contract obligates holders to purchase, and obligates us to sell, on May 15, 2020, for a price of $100, a number of newly issued shares of our common stock equal to the settlement rate, as described under “Description of the Purchase Contracts—Purchase of Common Stock” in the preliminary prospectus supplement.

Reference Price	$138.10 (Closing Price on May 11, 2017)

Maximum Settlement Rate	0.7241 shares of our common stock

Contract Adjustment Payments	Payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year (except where such date is not a business day, in which case Contract Adjustment Payments will be payable as of the next subsequent business day, without adjustment), commencing August 15, 2017 at a rate per year of 5.375% on the stated amount of $100 per Equity Unit, subject to our right to defer Contract Adjustment Payments, as described in the preliminary prospectus supplement. Contract Adjustment Payments will be paid in cash, shares of our common stock or a combination thereof, at our election.

Deferred Contract Adjustment Payments	Deferred Contract Adjustment Payments will accrue additional Contract Adjustment Payments at the rate of 5.375% per year until paid, compounded quarterly, to, but excluding, the payment date.

Early Settlement of the Purchase Contracts	A holder of Corporate Units or Treasury Units may settle the related Purchase Contracts at any time prior to the close of business on the scheduled trading day immediately preceding the first day of the market value averaging period (as defined under “Summary—The Offering—Settlement Rate” in the preliminary prospectus supplement), subject to certain exceptions and conditions described under “Description of the Purchase Contracts—Early Settlement” in the preliminary prospectus supplement. Such early settlement may only be made in integral multiples of 10 Purchase Contracts. Upon early settlement of any Purchase Contracts, except following a fundamental change as described below, we will deliver a number of newly issued shares of our common stock determined over a twenty consecutive trading day period beginning on the trading day immediately following the day you exercise this right, which we refer to as the “early settlement averaging period.” The number of shares of our common stock we are obligated to deliver will equal 85% of the number of shares of our common stock that would be deliverable for each purchase contract as described in “Description of the Purchase Contracts—Purchase of Common Stock” in the preliminary prospectus supplement as if the applicable market value were the average of the daily VWAPs of our common stock during the early settlement averaging period.

Early Settlement Upon a Fundamental Change	Upon the occurrence of a fundamental change, you will have the right to settle your Purchase Contracts early at the settlement rate determined as if the applicable market value (as defined under “Description of the Purchase Contracts—Purchase of Common Stock” in the preliminary prospectus supplement) equaled the stock price in the fundamental change (as described under “Description of the Purchase Contracts—Early Settlement Upon a Fundamental Change” in the preliminary prospectus supplement), plus an additional make-whole amount of shares of our common stock determined as described under “Description of the Purchase Contract—Early Settlement Upon a Fundamental Change” in the preliminary prospectus supplement.

The following table sets forth the number of make-whole shares of our common stock per Purchase Contract that would apply at various stock prices and effective dates (all as defined in the preliminary prospectus supplement):

Stock Price

Effective Date	$30.00	$60.00	$80.00	$100.00	$120.00	$138.10	$142.50	$150.00	$162.27	$180.00	$200.00	$220.00	$240.00	$260.00	$280.00	$300.00	$350.00
May 17, 2017	0.4829	0.2211	0.1459	0.0866	0.0363	0.0000	0.0150	0.0388	0.0739	0.0578	0.0457	0.0377	0.0319	0.0274	0.0236	0.0204	0.0136
May 15, 2018	0.3246	0.1498	0.1015	0.0601	0.0177	0.0000	0.0000	0.0218	0.0572	0.0423	0.0322	0.0262	0.0222	0.0191	0.0165	0.0142	0.0094
May 15, 2019	0.1643	0.0761	0.0535	0.0343	0.0051	0.0000	0.0000	0.0068	0.0402	0.0250	0.0172	0.0138	0.0117	0.0100	0.0086	0.0074	0.0049
May 15, 2020	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The actual stock price and effective date may not be set forth on the table, in which case:

(1) if the actual stock price on the effective date is between two stock prices on the table or the actual effective date is between two effective dates on the table, the amount of make-whole shares of our common stock will be determined by a straight-line interpolation between the make-whole share amounts set forth for the two stock prices and the two effective dates on the table based on a 365-day year, as applicable;

(2) if the stock price on the effective date exceeds $350.00 per share of our common stock, subject to adjustment, then the make-whole share amount will be zero; and

(3) if the stock price on the effective date is less than $30.00 per share of our common stock, subject to adjustment, then the make-whole share amount will be determined as if the stock price equaled $30.00, subject to adjustment, using straight-line interpolation, as described above, if the actual effective date is between two effective dates on the table.

Convertible Preferred Stock

Convertible Preferred Stock	The Equity Units will include an aggregate of 675,000 shares (or 750,000 shares if the underwriters exercise their over-allotment option in full) of 0% Series C Cumulative Perpetual Convertible Preferred Stock, without par value, with a liquidation preference of $1,000 per share. Each of the dividend rate and the conversion rate for the Convertible Preferred Stock may be increased, and the earliest redemption date for the Convertible Preferred Stock may be changed to a later date upon a successful remarketing, as described in the preliminary prospectus supplement.

Dividends	The Convertible Preferred Stock will initially not bear any dividends and the liquidation preference of the Convertible Preferred Stock will not accrete. Following a successful remarketing of the Convertible Preferred Stock, the dividend rate may increase, in which case the Convertible Preferred Stock will bear dividends at the increased rate and become payable when, as and if declared by our board of directors.

Maturity	The Convertible Preferred Stock has no maturity date, and will remain outstanding unless converted by holders or redeemed by us.

Conversion Premium	Approximately 17.5% above the Closing Price on May 11, 2017

Initial Conversion Rate	6.1627 shares of our common stock per share of Convertible Preferred Stock. Following a successful remarketing of the Convertible Preferred Stock, the conversion rate may be increased.

Initial Conversion Price	Approximately $162.27 per share of our common stock

Settlement Upon Conversion	Upon surrender of Convertible Preferred Stock for conversion, we will pay or deliver, as the case may be, cash, shares of our common stock or a combination thereof at our election as described in the preliminary prospectus supplement.

Holders of Corporate Units do not have the right to convert their ownership interests in the Convertible Preferred Stock that are a part of such Corporate Units into shares of our common stock. Only shares of Convertible Preferred Stock that are not a part of Corporate Units may be converted. The Convertible Preferred Stock cannot be converted into shares of our common stock prior to May 15, 2020 except upon the occurrence of a fundamental change.

Optional Redemption	On or after June 22, 2020, we will have the option to redeem some or all the shares of the Convertible Preferred Stock at a redemption price equal to 100% of the liquidation preference per share, plus accumulated and unpaid dividends to the redemption date (which will only accrue from and after the settlement date for a successful remarketing in connection with which the dividend rate on the Convertible Preferred Stock is increased).

Adjusted Conversion Rate Upon Fundamental Change	There will be no make-whole amount of shares of our common stock or adjustment to the conversion rate for conversions of the Convertible Preferred Stock in connection with a fundamental change, except for the limited circumstance where the stock price in connection with such fundamental change on the effective date is less than $162.27 (the “conversion price”) (subject to adjustment as set forth in the preliminary prospectus supplement). Under such limited circumstance, the conversion rate will be determined as described in the preliminary prospectus supplement.

Notwithstanding the foregoing, in no event will the conversion rate exceed 14.4823 shares of our common stock per share of Convertible Preferred Stock, which is equal to the $1,000 liquidation preference divided by 50% of the Closing Price on May 11, 2017 (subject to adjustment as set forth in the preliminary prospectus supplement).

Underwriting Discounts and Commissions	$3.00 per Equity Unit / $20.25 million total (excluding the underwriters’ over-allotment option).

Joint Book-Running Managers	Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Goldman Sachs & Co. LLC and Wells Fargo Securities, LLC

Co-Managers	Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, Deutsche Bank Securities Inc., Morgan Stanley & Co. LLC, RBC Capital Markets, LLC, BNP Paribas Securities Corp, Citizens Capital Markets, Inc. and BNY Mellon Capital Markets, LLC

Use of Proceeds	Approximately $653 million (or approximately $726 million if the underwriters exercise their over-allotment option in full), after deducting the offering expenses and underwriting discounts and commissions. We intend to use the net proceeds from the Equity Units Offering for general corporate purposes, including repayment of short-term borrowings. We also expect to use approximately $29 million of the net proceeds to enter into the capped call transactions described under “Description of the Capped Call Transactions” in the preliminary prospectus supplement.

Listing	We have applied for listing of the Corporate Units on the New York Stock Exchange under the symbol “SWP.”

CUSIP for the Corporate Units	854502 887

CUSIP for the Treasury Units	854502 879

CUSIP for the Cash Settled Units	854502 861

CUSIP for the Convertible Preferred Stock	854502 853

Capped call transactions

Capped Call Transactions	We entered into capped call transactions with counterparties, including certain of the underwriters or their affiliates, whom we refer to as the “capped call counterparties,” concurrently with the pricing of the Equity Units, as further described in the preliminary prospectus supplement under “Description of the Capped Call Transactions.” We intend to use a portion of the net proceeds of this offering to pay the cost of the capped call transactions. These transactions will be accounted for as an adjustment to our shareholders’ equity.

Lower Strike Price	$162.2675

Upper Strike Price	$179.5300 which is 30.0% higher than the Closing Price on May 11, 2017.

Premium	The aggregate cost of the capped call transactions is approximately $29.0 million.

Stanley Black & Decker, Inc. has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement, dated May 11, 2017 and filed with the SEC, and other documents Stanley Black & Decker, Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by calling toll-free at 1-800-831-9146; Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, New York 10010, by email at newyork.prospectus@credit-suisse.com or by calling 1-800-221-1037; Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com; and Wells Fargo Securities, LLC, Attn: Equity Syndicate Department, 375 Park Avenue, New York, NY 10152, at (800) 326-5897 or email a request to cmclientsupport@wellsfargo.com.